Exhibit 99.1

PRESS RELEASE

Magic Software Reports First Quarter 2023 Financial Results

Revenues for the first quarter of 2023 increased by approximately 3% to a record-breaking first quarter result of $142.4 million, compared to $138.7 million in the same period of the previous year.

Or Yehuda, Israel, May 18, 2023 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the first quarter ended March 31, 2023.

Summary Results for the First Quarter 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q1 2023	Q1 2022	% Change	Q1 2023	Q1 2022	% Change
Revenues	$142.4	$138.7	2.7%	$142.4	$138.7	2.7%
Gross Profit	$38.9	$37.6	3.5%	$40.1	$38.9	3.1%
Gross Margin	27.3%	27.1%	20 bps	28.2%	28.1%	10 bps
Operating Income	$15.3	$16.1	-4.8%	$18.5	$19.1	-3.4%
Operating Margin	10.8%	11.6%	(120) bps	13.0%	13.8%	(80) bps
Net Income (*)	$10.1	$9.7	4.0%	$12.9	$13.0	-1.2%
Diluted EPS	$0.20	$0.20	0.0%	$0.26	$0.26	0.0%

(*) Attributable to Magic Software’s shareholders.

Financial Highlights for the First Quarter Ended March 31, 2023

●	Revenues for the first quarter of 2023 increased by 2.7% to a record-breaking first quarter result of $142.4 million, compared to $138.7 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2022), revenues for the first quarter of 2023 would have increased by 8% to a record breaking $149.8 million, with 50.3% of such revenues resulting from organic growth.

●	Operating income for the first quarter of 2023 decreased by 4.8% to $15.3 million, compared to $16.1 million in the same period of the previous year. On constant currency basis, (calculated based on average currency exchange rates for the three months ended March 31, 2022), operating income for the first quarter of 2023 would have increased by 2.5% to a record breaking first quarter result of $16.5 million. Operating income for the first quarter of 2023 included $0.6 million recorded with respect to cost of share-based payment to employees compared to $0.1 million recorded in the same period of the previous year.

●	Non-GAAP operating income for the first quarter of 2023 decreased by 3.4% to $18.5 million, compared to $19.1 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2022), non-GAAP operating income for the first quarter of 2023 would have increased by 2.6% to a first quarter record-breaking $19.6 million.

●	Net income attributable to Magic Software’s shareholders for the first quarter of 2023 increase by 4.0% to $10.1 million, or $0.20 per fully diluted share, compared to $9.7 million, or $0.20 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first quarter of 2023 decreased by 1.2% to $12.9 million, or $0.26 per fully diluted share, compared to $13.0 million, or $0.26 per fully diluted share, in the same period of the previous year.

●	Magic is reiterating 2023 annual revenue guidance of between $585 million and $593 million, reflecting annual growth of 3.2% to 4.6% (based on current currency exchange rates).

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Magic delivered a solid first quarter, with revenues increasing year-over-year by 3% (8% on a constant currency basis)” stated Guy Berenstein, CEO of Magic. “We continue to lead complex and strategic projects that are critical for our clients across multiple sectors while remaining cautious on the macro-economic environment. As we move forward, we remain committed to executing our strategy, leveraging our strengths, and delivering sustainable growth and value for our shareholders.”

Conference Call Details

Magic Software’s management will host a conference call on Thursday, May 18, 2023, at 10:00 am Eastern Daylight Time (5:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests and redeemable non-controlling interest’s effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests; and

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2022, which filed on May 11, 2023, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2023	2022
	Unaudited
Revenues	$142,440	$138,705
Cost of Revenues	103,555	101,127
Gross profit	38,885	37,578
Research and development, net	2,539	2,339
Selling, marketing and general and administrative expenses	20,999	19,115
Total operating expenses	23,538	21,454
Operating income	15,347	16,124
Financial expenses, net	(564)	(814)
Increase in valuation of consideration related to acquisitions	(135)	(844)
Income before taxes on income	14,648	14,466
Taxes on income	2,813	3,205
Net income	$11,835	$11,261
Net income attributable to non-controlling interests	(1,727)	(1,546)
Net income attributable to Magic’s shareholders	$10,108	$9,715

Weighted average number of shares used in computing net earnings per share
Basic	49,093	49,039
Diluted	49,136	49,083

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.20	$0.20

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2023	2022
	Unaudited

GAAP gross profit	$38,885	$37,578
Amortization of capitalized software and acquired technology	975	1,138
Amortization of other intangible assets	245	202
Non-GAAP gross profit	$40,105	$38,918

GAAP operating income	$15,347	$16,124
Gross profit adjustments	1,220	1,340
Amortization of other intangible assets	2,064	2,102
Increase in valuation of contingent consideration related to acquisitions	(165)	317
Capitalization of software development	(711)	(871)
Costs related to acquisitions	74	10
Cost of share-based payment	622	70
Non-GAAP operating income	$18,451	$19,092

GAAP net income attributable to Magic’s shareholders	$10,108	$9,715
Operating income adjustments	3,104	2,968
Expenses attributed to non-controlling interests	(147)	(152)
Increase in valuation of consideration related to acquisitions	135	844
Deferred taxes on the above items	(347)	(371)
Non-GAAP net income attributable to Magic’s shareholders	$12,853	$13,004

Non-GAAP basic net earnings per share	$0.26	$0.27
Weighted average number of shares used in computing basic net earnings per share	49,093	49,039

Non-GAAP diluted net earnings per share	$0.26	$0.26
Weighted average number of shares used in computing diluted net earnings per share	49,158	49,100

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2023		2022
	Unaudited		Unaudited

Revenues	$142,440	100%	$138,705	100%
Gross profit	40,105	28.2%	38,918	28.1%
Operating income	18,451	13.0%	19,092	13.8%
Net income attributable to Magic’s shareholders	12,853	9.0%	13,004	9.4%

Basic earnings per share	$0.26		$0.27
Diluted earnings per share	$0.26		$0.26

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2023	2022
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$102,506	$83,062
Short-term bank deposits	3,901	3,904
Trade and unbilled receivables, net	149,335	148,480
Other accounts receivable and prepaid expenses	14,673	13,652
Total current assets	270,415	249,098

LONG-TERM ASSETS:
Deferred tax assets	4,004	3,618
Right-of-use assets	26,319	27,536
Other long-term receivables	6,414	5,795
Property, plants, and equipment, net	8,139	8,338
Intangible assets and goodwill, net	205,745	210,756
Total long term assets	250,621	256,043

TOTAL ASSETS	$521,036	$505,141

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$26,203	$20,755
Trade payables	28,608	27,598
Dividend payable to Magic Software shareholders	14,728	-
Accrued expenses and other accounts payable	40,760	46,842
Current maturities of lease liabilities	4,529	4,591
Liability in respect of business combinations	13,202	19,287
Put options of non-controlling interests	26,977	27,172
Deferred revenues and customer advances	17,112	9,808
Total current liabilities	172,119	156,053

LONG TERM LIABILITIES:
Long-term debt	41,242	30,412
Deferred tax liability	12,357	10,686
Long-term lease liabilities	23,230	24,282
Long-term liability in respect of business combinations	1,026	5,376
Put options of non-controlling interests	1,091	1,120
Accrued severance pay, net	902	901
Total long term liabilities	79,848	72,777

SHAREHOLDERS EQUITY:
Magic Software Enterprises shareholders’ equity	255,144	262,927
Non-controlling interests	13,925	13,384
Total shareholders equity	269,069	276,311

TOTAL LIABILITIES AND EQUITY	$521,036	$505,141

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Three months ended March 31,
	2023	2022
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$11,835	$11,261
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,052	4,920
Cost of share-based payment	622	70
Change in deferred taxes, net	1,351	(605)
Payments of deferred and contingent consideration related to acquisitions	-	(977)
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	731	318
Changes in value of short-term and long-term loans from banks and others	76	(194)
Net change in operating assets and liabilities:
Trade receivables	(5,773)	(4,649)
Other current and long-term accounts receivable	1,612	(2,865)
Trade payables	1,354	(1,257)
Accrued expenses and other accounts payable	(5,565)	558
Deferred revenues	7,458	6,190
Net cash provided by operating activities	18,753	12,770

Cash flows from investing activities:

Capitalized software development costs	(711)	(871)
Purchase of property and equipment	(431)	(302)
Cash paid in conjunction with acquisitions, net of acquired cash	(10,151)	(10,963)
Payments of deferred and contingent consideration related to acquisitions	-	(2,078)
Purchase of intangible asset	-	(191)
Investment in (proceeds from) bank deposits	(269)	4,968
Proceeds from repayment of loan receivables	323	-
Net cash used in investing activities	(11,239)	(9,437)

Cash flows from financing activities:

Dividend paid to non-controlling interests	(1,526)	(1,704)
Repayment of lease liabilities	(1,380)	(1,267)
Short-term and long-term loans received	23,749	25,016
Repayment of short-term and long-term loans	(7,323)	(1,740)
Net cash provided by financing activities	13,520	20,305

Effect of exchange rate changes on cash and cash equivalents	(1,590)	(1,081)

Decrease in cash and cash equivalents	19,444	22,557
Cash and cash equivalents at the beginning of the period	83,062	88,090
Cash and cash equivalents at end of the period	$102,506	$110,647